STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF AMENDED CERTIFICATE OF INCORPORATION

Sugarmade, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors on April 22, 2020, resolutions were duly adopted setting forth a proposed Amendment to the Certificate of Incorporation of said corporation, declaring said Amendment to be advisable and calling for a vote of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed Amendment is as follows:

> RESOLVED: That the Certificate of Amendment and Certificate of Incorporation of this corporation be amended by changing Article VI, first sentence, to read in full as follows:
>
> The total number of shares of stock which the Corporation shall have authority to issue is 10,010,000,000; 10,000,000,000 shares shall be designated Common Stock, par $0.001 per share and 10,000,000 shares shall be designated as Preferred Stock, par value $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the written consent of the stockholders in accordance with Section 228 and 242 of the General Corporation Law of the State of Delaware at which signed consent was obtained that contained the necessary number of shares as required by statute were voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of June 2020.

SUGARMADE, INC.

By: ______________________________
Jimmy Chan
President and Chief Executive Officer